PMU News Release #12-06 TSX: PMU OTCQX: PFRMF July 27, 2012

Pacific Rim Mining Announces Fiscal 2012 Year End Results

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) reports its financial and operating results for the twelve months ended April 30, 2012. Details of the Company’s financial results are provided in its audited annual consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) that will be publicly filed and made available to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Nature of Operations

Pacific Rim is an environmentally and socially responsible exploration company whose business plans and management talent focus on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the vein-hosted El Dorado gold project in El Salvador, where the Company also owns several grassroots gold projects. The Company holds a joint venture option on the Hog Ranch epithermal gold project in Nevada and is actively pursuing additional exploration opportunities elsewhere in the Americas.

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, its U.S. subsidiaries (Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc., and Dayton Mining (U.S.) Inc.), and Salvadoran subsidiaries (Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”), inclusive.

The El Dorado gold project in El Salvador was the focus of virtually all of the Company’s exploration work between 2002 and 2008, when efforts to advance its El Salvador projects, including El Dorado, ceased as a result of the Government of El Salvador’s (“GOES”) passive refusal to issue a decision on the Company’s application for environmental and mining permits for the El Dorado project. The El Dorado project is now the subject of an arbitration claim (the “Arbitration”) being heard at the International Center for the Settlement of Investment Disputes (“ICSID”) in Washington, DC. Initiated in 2009 by the Company’s subsidiary and owner of the El Dorado project, PacRim, the Arbitration claim was originally filed, under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”) and the Investment Law of El Salvador (the “Investment Law”). The Arbitration was recently given permission by ICSID to proceed, under the Investment Law, to its final phase wherein the merits of the claim will finally be addressed. Notwithstanding the ongoing legal action, the Company continues to seek a negotiated resolution to the El Dorado permitting impasse and to resuming its advancement of the El Dorado project.

While the El Dorado project awaits resolution, Pacific Rim has turned its exploration focus to other jurisdictions and has resumed active exploration initiatives. In early fiscal 2012 the Company acquired an option to earn a 65% interest in the Hog Ranch gold property in Nevada and commenced field exploration of this project shortly thereafter. The Company also has the opportunity (by virtue of a Letter of Intent signed during fiscal 2011) to acquire a 100% interest in the Remance property in Panama. The Company’s focus is currently on evaluating the results of its recent field surveys at the Hog Ranch project in preparation for a Phase 1 drill program, on continuing efforts to secure the El Dorado mining permit while PacRim’s arbitration action proceeds, and on the continued search for additional project acquisitions.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF.

Results of Operations

For the fiscal year ended April 30, 2012, Pacific Rim recorded a loss of $(1.8) million or $(0.01) per share, compared to a loss of $(3.8) million or $(0.03) per share for the fiscal year ended April 30, 2011. The decrease in net loss for fiscal 2012 compared to fiscal 2011, despite increased exploration and general and administrative expenses, is primarily related to substantially increased unrealized gains on the Company’s derivative liability in fiscal 2012 compared to fiscal 2011, as well as a decrease in costs related to the Arbitration year over year.

Expenses

Due to the commencement of exploration at the Hog Ranch property in late fiscal 2011, exploration expenditures were higher in fiscal 2012 than in fiscal 2011 ($1.8 million and $1.2 million, respectively).

General and administrative expenses also increased slightly, from $1.0 million in fiscal 2011 to $1.1 million in fiscal 2012 due to the slightly higher level of business activity undertaken by the Company during the current year.

Arbitration-related expenses totalled $0.5 million during fiscal 2012 compared to $0.3 million during fiscal 2011, a slight increase attributable to costs associated with the Jurisdiction Objection hearings held in early fiscal 2012.

The Company booked a small foreign exchange loss of $0.1 million during fiscal 2012 compared to a foreign exchange gain of $0.1 million during fiscal 2011, primarily reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

Unusual Items

There were no unusual items in either of fiscal 2012 or fiscal 2011.

Summary

As a result of increased exploration expenditures, general and administrative costs and Arbitration-related expenses, offset by substantially increased gains on the Company’s derivative liability, the Company’s loss for fiscal 2012 was reduced to $(1.8) million or $(0.01) per share from $(3.8) million or $(0.03) per share for fiscal 2011.

Liquidity and Capital Resources

Cash

During fiscal 2012 the Company’s cash increased by $0.5 million from $0.3 million at April 30, 2011 to $0.8 million at April 30, 2012. Short-term investments decreased year over year from $0.8 million at April 30, 2011 to $0.5 million at April 30, 2012. As a result of the increase in cash and the decrease in short-term investments, current assets increased by $0.2 million year over year from $1.2 million at April 30, 2011 to $1.4 million at April 30, 2012. This modest increase reflects the proceeds of a private placement equity financing that closed during fiscal 2012, less cash spent on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to the Arbitration.

The Company’s financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are events and conditions that cast substantial doubt on the validity of that assumption. The Company will require additional financing to continue to conduct ongoing exploration programs and to meet future property commitments, for administrative purposes and for legal expenses related to the Arbitration. The costs for this legal action are substantial and are anticipated to increase as the case proceeds to through the final, merits-based phase. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. The Company believes it will be able to obtain the necessary financing to meet its requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained, and such financing, if available, may be dilutive to the Company’s shares and shareholders. As it has in the past, the Company plans to obtain additional financing through, but not limited to, the issuance of additional equity.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

[The foregoing two paragraphs contain forward-looking statements regarding the requirement for financing and the use of funds that may be raised. See Forward-Looking Information.]

Working Capital

At April 30, 2012, the Company had current assets of $1.4 million, compared to $1.2 million at April 30, 2011, an increase of $0.2 million. The slight increase in current assets is primarily a result of cash raised through a private placement financing in early fiscal 2012 and subsequent expenditures of cash on exploration, general and administrative and Arbitration-related expenses. Resource property balances at April 30, 2012 were marginally higher than the April 30, 2011 balances ($5.49 million $5.45 million respectively).

At both April 30, 2012 and April 30, 2011 the Company had current liabilities of $1.64 million. Of the accounts payable and accrued liability balances, $1.4 million at April 30, 2012 (compared to $1.4 million at April 30, 2011) is due to one vendor associated with the Arbitration.

The $0.2 million increase in current assets combined with no change in current liabilities, resulted in a $0.2 million improvement in working capital from $(0.4) million at the end of fiscal 2011 to $(0.2) at the end of fiscal 2012.

Financial Condition

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company cannot judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for the immediate future beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

The Company has completed an initial program of surface exploration at the Hog Ranch property, including geological and structural mapping, soil sampling, and data analysis and has used this information in the selection and prioritization of drill targets. The Company recently submitted a drill permit application for a 10-15-hole Phase 1 drill program at Hog Ranch, which is expected may commence in fiscal 2013, subject to future financing, the receipt of drilling permits, and sourcing of drill contractors. Acquisition of the Remance project is in doubt and therefore, no exploration plans for Remance are being contemplated at this time. However, if a final acquisition agreement on Remance is signed, as per the terms of the Remance LOI the Company will be responsible for undertaking a $1 million exploration program in the first year of the option period. The Company intends to continue its project generation initiatives with the aim of evaluating and possibly acquiring new exploration properties of merit that fit its exploration focus.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

The Company anticipates that the Hog Ranch drill program and associated exploration will cost approximately $1.5 million, with a further $1 million required in the event the Remance property is acquired. Minimal expenditures are anticipated for generative exploration work. The Company will require additional financing in order to carry out the planned Hog Ranch drill program, as well as any other future exploration work of a substantive nature.

[The foregoing two paragraphs contain forward-looking statements regarding the scope and anticipated costs of exploration and generative work programs management intends to undertake during fiscal 2013. See Forward-Looking Information.]

The Company’s general and administrative costs are expected to remain stable during fiscal 2013. Expenditures related to PacRim’s Arbitration claim are expected to increase substantially as the case proceeds through the final phase. The Company has currently accumulated a liability of approximately $1.4 million related to the Arbitration and is currently discussing vendor-specific alternative financing opportunities aimed at reducing this accounts payable position. Although the Company believes it has sufficient cash and short term investments to fund its immediate general and administrative and legal obligations, additional working capital (likely through equity financing) will be required to fund ongoing general and administrative costs. Additionally, the costs associated with the final phase of the Arbitration action are expected to be high. The Company is currently exploring various alternative financing opportunities to fund the legal costs associated with the Arbitration while minimizing dilution to its current share structure. In this regard the Company has received encouraging feedback from potential sources of non-equity financing.

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative expenses for fiscal 2013, and the requirement for additional financing to fund legal costs and future general working capital expenses. See Forward-Looking Information.]

The business of mining and exploration involves a high degree of risk and there can be no assurance that any of the Company’s current exploration projects will result in profitable mining operations. The Company has no source of revenue, and will require additional cash to continue to fund legal, exploration and administration expenses. As at April 30, 2012, the Company has working capital deficit of $(0.2) million, has incurred losses since inception and has an accumulated deficit of $89.8 million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain future financing. The Company will need to raise additional funds during fiscal 2013 to support exploration and administration expenses as well as its costs under PacRim’s Arbitration action. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company, or be available on favourable terms. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. Additional financing will require, but may not be limited to, the issuance of additional equity. Readers are encouraged to thoroughly review the Risks and Uncertainties detailed in the Company’s MD&A for fiscal 2012.

Outlook

Exploration

The Company has completed a Phase 1 exploration program on the Hog Ranch property, which included detailed geological and structural mapping, detailed soil sampling, evaluating past drilling and geophysical results from previous operators of the Hog Ranch project, formulating a geologic model for Hog Ranch, and the staking of additional claims. Most recently, the Company’s field results were compiled and integrated with existing data to fine tune a geological model for Hog Ranch, the results of which were used to target drill-hole locations. The Company recently submitted a drill permit application for a 10-15-hole drill program at Hog Ranch, which is expected to commence during fiscal 2013 (subject to future financing, the receipt of drilling permits, and sourcing of drill contractors).

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

The Company’s acquisition of the Remance property is on hold and highly uncertain at this time, pending the vendor’s legal appeal of the Government of Panama’s recent decision to deny extension of the Remance concession term. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, it does not intend to sign a final agreement to acquire the Remance project unless the term of the concession is extended.

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains hopeful that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated.

The Phase 1 Hog Ranch exploration and drilling program is expected to cost approximately $1.5 million and will constitute the Company’s primary exploration initiative planned for fiscal 2013, and is dependent on additional financing, the receipt of necessary permits and procurement of drill contractors. If the Remance project is acquired, the Company will require additional financing to undertake an exploration program, as per the terms of its Remance letter of intent, that is anticipated to cost approximately $1.0 million. Additional exploration work required to keep all of its El Salvador projects in good standing, and exploration expenses related to the Company’s generative programs, will continue through fiscal 2013 and for the foreseeable future.

The Company continues to seek new project opportunities in North and Central America.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2013 and beyond, its efforts to settle the El Dorado permit impasse, and its requirements for additional funding. See Forward-Looking Information.]

General and Administrative and Legal

The Company’s general and administrative costs are expected to remain stable during fiscal 2013. Expenditures related to PacRim’s Arbitration claim are expected to increase substantially as the case proceeds through the final phase.

The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving the El Dorado permitting situation. The Company and its subsidiaries have a well-documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Unless these diplomatic efforts are successful, the Arbitration action is expected to proceed during fiscal 2013 and beyond. The Company and its legal team are currently preparing for the final phase of the Arbitration in which the merits of the claim will finally be heard by the ICSID Tribunal overseeing the case. During this final phase, the Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses for the El Dorado Mine. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws. The Company is seeking alternative, non-dilutive, financing arrangements specifically ear-marked for legal expenses related to the Arbitration.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative expenses during fiscal 2013, and the requirement for additional financing pertaining to the Arbitration action. See Forward-Looking Information.]

Key Issues

Important corporate and technical issues facing the Company in the coming fiscal year (and beyond) include: the Company’s ability to secure adequate financing for exploration expenses including the planned Hog Ranch drill program, maintenance of the El Salvador and Nevada properties and general working capital purposes; the Company’s ability to secure financing for the continuation of PacRim’s Arbitration action; developments related to the Arbitration action; the execution and outcome of the Company’s Phase 1 drill program at the Hog Ranch property; developments related to the potential signing of a formal option agreement to acquire the Remance project and the subsequent undertaking of an exploration and drilling program at Remance if, as, and when it is formally acquired; and, the continued search for additional exploration project opportunities. The Company has been successful in raising funds through equity financing in the past but there can be no assurance that such financing will be available in the future, or if so, available under favourable terms, or that alternatively, financing through means other than the issuance of equity can be achieved. Readers are encouraged to thoroughly review the Risks and Uncertainties detailed in the Company’s MD&A for fiscal 2012.

[The foregoing paragraph contains forward-looking statements regarding management’s assessment of the key issues facing the Company during fiscal 2013 and the requirement for additional financing. See Forward-Looking Information.]

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

This report contains forward-looking statements regarding:

  the Company’s requirement for financing and the use of funds that may be raised. These assumptions are based on management’s estimate of working capital requirements and past expenditures. There are no guarantees that future financing will be available to the Company under acceptable terms and conditions. Readers are cautioned that without additional financing the Company’s ongoing exploration plans may not be carried out as anticipated and its ability to continue its business may be at risk.
  the scope of exploration and generative work programs management plans to undertake during fiscal 2013 and in the foreseeable future. These expectations are based on various assumptions including but not limited to: the Company’s ability to secure financing, procure contractors and obtain permits necessary to commence the proposed Hog Ranch drill program; the Company and/or its subsidiary’s signing of a Formal Agreement to acquire the Remance project; the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties; the availability and accessibility of projects the Company may be interested in acquiring; the availability of sufficient working capital and access to financing; the ability to procure adequate experienced staff; the availability of contractors; and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration for fiscal 2013 and beyond may not occur as planned.
  the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made in El Salvador. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on not only the PRES’s receipt of the El Dorado permit but also the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans for the remainder of fiscal 2012 may not occur as planned.
#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com the Company’s exploration plans and anticipated costs for fiscal 2013 and beyond . The anticipated exploration expenditures reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.
  anticipated general and administrative, and legal expenses and the requirement for additional financing to fund these legal costs and general working capital expenses. These statements are based on management’s assumption the Arbitration action will continue through fiscal 2013 and the expected costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the CAFTA action may be averted and the anticipated impact on general and administrative costs may not materialize.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including the risks and uncertainties outlined above and other risks and uncertainties related to the Company’s prospects, properties and business detailed in its fiscal 2012 MD&A, in the Company’s Annual Information Form for the year ended April 30, 2012 and in the Company’s most recent Annual Report on Form 20F filed with the US Securities and Exchange Commission. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives and conducted due diligence geological investigations and confirmatory sampling at the Remance Project . Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com